

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 13, 2007

Valerio Cavallo
Chief Financial Officer
Telecom Argentina S.A.
Alicia Moreau de Justo 50
(C1107AAB)-Buenos Aires, Argentina

>    **Re:    Telecom Argentina S.A.**
>    **Form 20-F for the Fiscal Year Ended December 31, 2006**
>    **Filed June 22, 2007**
>
>    **File No. 1-13464**

Dear Mr. Cavallo:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management Overview, page 54

1.  Please refer to the free cash flow data. Disclose that free cash flow is a non-GAAP measure. Also, reconcile the free cash flow data to cash flows provided by operating activities and disclose the following.

    - the manner in which you use the free cash flow to conduct or evaluate the business;
    - the economic substance behind your decision to use such a measure;

- the material limitations associated with the use of free cash flow as compared to the use of the most directly comparable GAAP measure, cash flows provided by operating activities; and
- the manner in which management compensates for these limitations when using free cash flow.

Sale of Publicom, page 55

2. Please tell us how you will be accounting for the sale of Publicom under US GAAP.  We note that Telecom Argentina has entered into publishing and distribution of the directories agreement with the buyer.  We also note that Telecom Argentina has control over the publication and distribution of the directories and if the buyer does not comply with the terms of the publication and distribution provisions, Telecom Argentina may exercise the remedy provisions. Refer to your basis in the accounting literature.

Operating Income, page 88

3. Please precede the discussion of the non-GAAP measure, operating income before SAC and depreciation of fixed assets and amortization of intangible assets, with a discussion of the GAAP measure of the Wireless reportable segment profit/loss, operating income (loss) before depreciation and amortization.

Note 4(b). Fixed telephone services, page F-17
Note 4(b). Data transmission and Internet services, page F-18

4. For billed basic fees but not yet earned, please disclose the balance classification under US GAAP in Note 14(g) on page F-57.

14. Differences between Argentine GAAP and US GAAP

I. Differences in measurement methods

j). Other Derivatives, page F-54

5. Please tell us in detail how you concluded that the embedded derivatives were not required to be separated from the host contracts.  Refer to your basis in the US GAAP accounting literature.

Mr. Valerio Cavallo
Telecom Argentina S.A.
September 13, 2007
Page 3

II. Additional disclosure requirements

l). Change in the estimated useful lives of certain of fixed assets, page F-60

6.  We note that you utilized independent appraisers to assist in the determination of
    the useful lives of certain fixed assets.  While you are not required to make
    reference to these appraisers, when you do you should also disclose the name of
    the experts and confirm to us in your response letter that the experts are aware of
    being named in the filing.  If you decide to delete your reference to the
    independent appraisers, you should revise to provide disclosures that explain the
    method and assumptions used by management to determine the valuation.

                              *    *    *    *

        Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response.  Please furnish a
letter that keys your responses to our comments and provides any requested information.
Detail letters greatly facilitate our review.  Please submit your cover letter over EDGAR.
Please understand that we may have additional comments after reviewing your responses
to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filings;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review

of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director